

October 19, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (609) 860-0138

Randolph Gress
Chief Executive Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

> **Re:** **Innophos Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 10, 2006**
> **File No. 333-135851**

Dear Mr. Gress:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to comment 10 of our comment letter dated August 11, 2006. Please revise your discussion of the use of proceeds to identify the payment to Bain Capital.

2. Please disclose the dividend amount that each officer will receive.

Use of Proceeds, page 27

3. We note your response to comment 29 of our August 11, 2006, letter. Please revise to disclose the amount and interest rate of the bank debt to be repaid with the proceeds of this offering and cash on hand.

<u>Closing Comment</u>

4. We note your response to comment 6 of our letter dated September 21, 2006, as well as the acknowledgements provided at the bottom of page 3 of the response letter. Please note that the representations should be made in the form indicated in our letter dated August 11, 2006.

   You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

              Sincerely,

              Jennifer Hardy
              Branch Chief

cc: Joshua N. Korff (*via facsimile* 212/446-4900)
   Jason R. Norton
   Kirkland & Ellis LLP
   Citigroup Center
   153 East 53rd Street
   New York, New York 10023